

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

Mail Stop 3561

February 9, 2007

By U.S. Mail

Mr. Terry Hanson
Chief Financial Officer
MGE Energy, Inc.
133 South Blair Street
Madison, WI 53703

> **Re:** **MGE Energy, Inc.**
> **Madison Gas and Electric Company**
> **Form 10-K for the year ended December 31, 2005**
> **Filed March 8, 2006**
> **File No. 49965 and 1125**

Dear Mr. Hanson:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Michael Moran
Branch Chief Accountant